Exhibit 99.1

ABN 53 075 582 740

ASX ANNOUNCEMENT

30 January 2023

Quarterly Activities and Cashflow Report

Bionomics Limited (ASX: BNO, Nasdaq: BNOX), (Bionomics or the Company) a clinical-stage biopharmaceutical company developing novel, allosteric ion channel modulators designed to transform the lives of patients suffering from serious central nervous system (“CNS”) disorders with high unmet medical need, today released its Appendix 4C – Quarterly Cashflow Report. Highlights during the Quarter ended 31 December 2022 (Quarter) and up to the date of this announcement include:

•
On 4 October 2022, Bionomics announced that it would be attending the Cantor Neurology & Psychiatry Conference including Bionomics’ Executive Chairman, Dr. Errol De Souza’s participation in the “Emerging Broad Pipeline for Psychiatric Indications Does Not Weigh on Our Minds” panel.
•
On 6 October 2022, the Company released its Australian 2022 Annual Report.
•
On 6 October 2022, the Company released its 2022 Corporate Governance Statement and Appendix 4G.
•
On 12 October 2022, Bionomics hosted a Key Opinion Leader (KOL) Webinar on BNC210 and Social Anxiety Disorder.
•
On 14 October 2022, Bionomics released the Notice of Annual General Meeting and Proxy Form.
•
On 17 October 2022, Bionomics filed the U.S. Annual Report on Form 20-F with the U.S. Securities and Exchange Commission for the financial year ended 30 June 2022.
•
On 18 October 2022, Bionomics announced that the Company had received $4.6 million Australian Government R&D tax incentive refund relating to the financial year ended 30 June 2022.
•
On 25 October 2022, Bionomics released the Quarterly Activities Report for the quarter ending September 2022.
•
On 10 November 2022, Bionomics presented at the Credit Suisse 31st Annual Healthcare Conference in Rancho Palos Verdes, California.
•
On 11 November 2022, Bionomics announced the filing of a F-1 Registration Statement for a Proposed Offering of American Depositary Shares (“ADS”) in the U.S.
•
On 15 November 2022, Bionomics announced a Proposed Underwritten Offering of ADS in the U.S. and filed a Registration Statement amendment.
•
On 16 November 2022, Bionomics announced the results of its Annual General Meeting.
•
On 17 November 2022, Bionomics announced the pricing of its underwritten Follow-On Offering of 614,026 ADS in the U.S. at a price of US$7.80 per ADS.

Bionomics Limited | 200 Greenhill Road, South Australia, +61 8 8150 7400, ABN: 53 075 582 740

Exhibit 99.1

The offering price of US$7.80 per ADS ($0.0641 per ordinary share) represented a 1.63% discount to the volume weighted average price for the 15 days ending on 16 November 2022 on which trades of the Company’s shares were recorded on the ASX.

•
On 22 November 2022, Bionomics announced the Closing of a US$5 million underwritten offering of ADS in the U.S.
•
On 29 November 2022, Bionomics participated in a Fireside Chat at the Evercore ISI 5th Annual HealthCONx Conference.
•
On 5 & 6 December 2022, Bionomics had two Poster Presentations at the 61st Annual Meeting of the American College of Neuropsychopharmacology Meeting in Phoenix, Arizona entitled “Development of an Improved Oral Tablet Formulation of BNC210, a Negative Allosteric Modulator of the Alpha 7 Nicotinic Acetylcholine Receptor, Suitable for Evaluation as an Acute Treatment for Social Anxiety Disorder” and “Pharmacometrics Analysis and Drug Reformulation of BNC210 to Optimize its Evaluation in a Phase 2 Trial in PTSD Patients”, respectively.
•
On 16 December 2022, Bionomics announced that it had appointed Spyridon “Spyros” Papapetropoulos, M.D., as President and Chief Executive Officer (CEO), effective 5 January 2023.

Errol B. De Souza, Ph.D., who had been serving as Bionomics’ Executive Chairman since November 2018, would continue in his role through 31 December 2022 to ensure a seamless transition and resumed the role of Non-Executive Chairman of the Board of Directors effective 1 January 2023.

•
On 19 December 2022, Bionomics announced topline results from its Phase 2 randomised, double-blind, placebo-controlled, multi-centre, dose-ranging PREVAIL study to evaluate the safety, tolerability, and efficacy of BNC210 for the acute treatment of Social Anxiety Disorder (SAD).

While the primary endpoint as measured by the change from baseline to the average of the Subjective Units of Distress Scale (SUDS) scores during a 5-minute Public Speaking Challenge was not met in the BNC210-treated patients when compared to placebo, the findings do indicate a consistent trend toward improvements across primary and secondary endpoints and a favourable safety and tolerability profile consistent with previously reported results.

The Company is continuing analysis of the PREVAIL dataset and is assessing next steps for the development of BNC210 in SAD.

•
Payments for research and development expenditure during the Quarter increased to $6.32 million mainly relating to the Phase 2 ATTUNE PTSD and PREVAIL SAD Study expenditures. This represents an increase of 77.71% from the previous Quarter’s payments of $3.50 million.
•
The Company’s cash balance on 31 December 2022 was $30.70 million (30 September 2022: $31.43 million).

For the purpose of Listing Rule 4.7C.3, during the Quarter, the Executive Chairman was paid $207,000 for consulting fees and $8,000 for reimbursement of health benefit insurance, in accordance with the consulting agreement, and the other Directors were paid fees of $140,000.

Bionomics Limited | 200 Greenhill Road, South Australia, +61 8 8150 7400, ABN: 53 075 582 740

Exhibit 99.1

Activity Report

Consistent with the Company’s prior guidance, topline results were announced in late 4Q’2022 from the Phase 2 randomised, double-blind, placebo-controlled, multi-centre, dose-ranging PREVAIL Study in SAD in which the primary endpoint was not statistically met. However, the findings do indicate consistent trends favouring BNC210 compared to placebo in primary and multiple secondary endpoints, warranting a further and robust analysis of the PREVAIL dataset in order to assess the future development of BNC210 in SAD. The Company’s recent appointment of a new President & CEO, Spyridon ‘Spyros’ Papapetropoulos, MD, Ph.D., was timely given his extensive experience in CNS clinical development, which will facilitate the Bionomics team’s ongoing analysis of the PREVAIL Study data. The Company remains focused on conducting the analysis, including consulting with key opinion leaders, advisors and regulators, and is eager to share its findings upon reaching a conclusion and determining its path forward.

The Company also continued to closely manage its ongoing Phase 2b ATTUNE Study in PTSD including over-seeing the recurring Independent Safety Review Committee meetings and working with the Contract Research Organisation (“CRO”) to maximize the ongoing study enrollment. As part of these efforts, the ATTUNE Study has been expanded to include seven sites in the United Kingdom and these sites have recently begun enrolling study participants.

Finally, with the additional financing activities during the quarter, the Company has sufficient cash runway to support its ongoing activities and upcoming milestones with runway to at least mid-2024.

Upcoming Milestones / Activities

•
Release of broader dataset for BNC210 PREVAIL study in SAD expected 1H2023.
•
General Meeting of shareholders to be held virtually via an online platform, at 8:30am, Tuesday, 21 February 2023 (ACDT).
•
Topline data for BNC210 ATTUNE study in PTSD expected Mid-2023.

Released on authority of the Board.

FOR FURTHER INFORMATION PLEASE CONTACT:

General: Ms Suzanne Irwin Company Secretary +61 8 8150 7400 CoSec@bionomics.com.au	Investor Relations: Mr Connor Bernstein Vice President, Strategy and Corporate Development +1 (650) 524-5143 cbernstein@bionomics.com.au

Bionomics Limited | 200 Greenhill Road, South Australia, +61 8 8150 7400, ABN: 53 075 582 740

Exhibit 99.1

About Bionomics Limited

Bionomics Limited (ASX: BNO, Nasdaq: BNOX) is a clinical-stage biopharmaceutical company developing novel, allosteric ion channel modulators designed to transform the lives of patients suffering from serious central nervous system (CNS) disorders with high unmet medical need. Bionomics is advancing its lead drug candidate, BNC210, an oral, proprietary, selective negative allosteric modulator of the α7 nicotinic acetylcholine receptor, for the acute treatment of Social Anxiety Disorder (SAD) and chronic treatment of Post-Traumatic Stress Disorder (PTSD). Beyond BNC210, Bionomics has a strategic partnership with Merck & Co., Inc (known as MSD outside the United States and Canada) with two drugs in early-stage clinical trials for the treatment of cognitive deficits in Alzheimer’s disease and other central nervous system conditions.

www.bionomics.com.au

Factors Affecting Future Performance

This announcement contains “forward-looking” statements within the meaning of the U.S. federal securities laws. Any statements contained in this announcement that relate to prospective events or developments, including, without limitation, statements related to the Offering are deemed to be forward-looking statements. Words such as “believes,” “anticipates,” “plans,” “expects,” “projects,” “forecasts,” “will” and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise. Actual results could differ materially from those discussed in this ASX announcement.

Bionomics Limited | 200 Greenhill Road, South Australia, +61 8 8150 7400, ABN: 53 075 582 740

Rule 4.7B

Appendix 4C

Quarterly cash flow report for entities
subject to Listing Rule 4.7B

Name of entity
Bionomics Limited
ABN	Quarter ended (“current quarter”)
53 075 582 740	31 December 2022

1	Consolidated statement of cash flows	Current quarter $A’000	Year to date (6 months) $A’000
1.	Cash flows from operating activities
1.1	Receipts from customers	-	-
1.2	Payments for
	(a) research and development	(6,322)	(9,826)
	(b) product manufacturing and operating costs	-	-
	(c) advertising and marketing	-	-
	(d) leased assets	-	-
	(e) staff costs	(484)	(875)
	(f) administration and corporate costs	(3,521)	(5,012)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	125	191
1.5	Interest and other costs of finance paid	(8)	(15)
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	4,634	6,720
1.8	Other (provide details if material)	-	-
1.9	Net cash from / (used in) operating activities	(5,576)	(8,817)

ASX Listing Rules Appendix 4C (17/07/20) Page 1

+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

1	Consolidated statement of cash flows (continued)	Current quarter $A’000	Year to date (6 months) $A’000
2.	Cash flows from investing activities
2.1	Payments to acquire or for:
	(a) entities	-	-
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.2	Proceeds from disposal of:
	(a) entities	-	-
	(b) businesses	-	-
	(b) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	-	-

ASX Listing Rules Appendix 4C (17/07/20) Page 2

+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

1	Consolidated statement of cash flows (continued)	Current quarter $A’000	Year to date (6 months) $A’000
3	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	7,419	7,419
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(1,386)	(1,386)
3.5	Proceeds from borrowings	-	-
3.6	Principal element of lease payments	(39)	(79)
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	-	-
3.10	Net cash from / (used in) financing activities	5,994	5,954

4	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	31,431	33,565
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(5,576)	(8,817)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	-	-
4.4	Net cash from / (used in) financing activities (item 3.10 above)	5,994	5,954
4.5	Effect of movement in exchange rates on cash held	(1,151)	(3)
4.6	Cash and cash equivalents at end of period	30,698	30,699

ASX Listing Rules Appendix 4C (17/07/20) Page 3

+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

5	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	30,698	31,431
5.2	Call deposits	-	-
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	30,698	31,431

6	Payments to related parties of the entity and their associates	Current quarter $A'000
6.1(a)	Aggregate amount of payments to related parties and their associates included in item 1 (Director fees)	140
6.1(b)	Aggregate amount of payments to related parties and their associates included in item 1 (Executive chairman consulting fee and reimbursement of medical benefit insurance, as per the Employment Agreement with the Executive Chairman)	215
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-
Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

7

Financing facilities
Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	Total financing facilities	-	-

7.5	Unused financing facilities available at quarter end		-
7.6

Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

ASX Listing Rules Appendix 4C (17/07/20) Page 4

+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

8	Estimated cash available for future operating activities	$A’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(5,576)
8.2	Cash and cash equivalents at quarter end (item 4.6)	30,698
8.3	Unused finance facilities available at quarter end (item 7.5)	-
8.4	Total available funding (item 8.2 + item 8.3)	30,698

8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	5.5

Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:
	8.6.1	Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
	Answer:
	8.6.2

Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

	Answer:
	8.6.3	Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?
	Answer:
	Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

Compliance statement

1 This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2 This statement gives a true and fair view of the matters disclosed.

Date: 30 January 2023

Authorised by: The Board

(Name of body or officer authorising release – see note 4)

Notes

1. This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2. If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

ASX Listing Rules Appendix 4C (17/07/20) Page 5

+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

3. Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4. If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5. If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20) Page 6

+ See chapter 19 of the ASX Listing Rules for defined terms.